Tiger Ethanol International Inc.
6600, Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

May 4, 2007

U.S. Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tiger Ethanol International Inc.
Form 8-K Item 4.01 Filed April 23, 2007 File No. 0-51388 Responsive to Staff Comments

Ladies and Gentlemen:

On April 23, 2007, Tiger Ethanol International Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Current Report on Form 8-K (the “Report”). The Company herewith files Amendment No. 1 to the Report (referred to herein as the “Amendment”) in response to the Commission's comments, dated April 26, 2007 (the “Comment Letter”), with reference to the Report. The Amendment filed with the Commission shows cumulative blacklined changes from the Report.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter, and repeat each Comment herein. The location of information responsive to the Commission’s comments in the Amendment are identified in square brackets at the end of each respective comment item.

General

Comment 1:
Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company “replaced” the accountant, as that wording is unclear to a reader.

Response:	The Amendment reflects that the former accountant was dismissed on March 30, 2007.
[See Amendment, Item 4.01, first paragraph.]

Comment 2:
The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of registration, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of disagreement(s) in connection with its reports.

Response:
The Amendment reflects that during the Company's two most recent fiscal years, and through the date of their dismissal, there were no disagreements with Malone & Bailey, PC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Malone & Bailey, PC's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

[See Amendment, Item 4.01, third paragraph.]

U.S. Securities & Exchange Commission	Tiger Ethanol International Inc.
Current Report on Form 8-K/A	May 4, 2007

As requested by the Commission in the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:  Travis L. Gering, Esq. - Wuersch & Gering LLP